CORRESPONDENCE

INVESTMENT COMPANY ACT FILE NUMBER(S):                 811-08492

EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER:      PRINCIPLED EQUITY
                                                       MARKET FUND

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:                20 WILLIAM STREET
                                                       WELLESLEY, MA 02481


NAME AND ADDRESS OF AGENT FOR SERVICE:                 CHRISTOPHER WILLIAMS
                                                       5072 ANNUNCIATION CIRCLE
                                                       AVE MARIA, FL 34142

REGISTRANT'S TELEPHONE NUMBER:                         (239) 304-1679


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                                                   Peter K. Blume
                                                   Direct Dial 412 394 7762
                                                   Email: pblume@thorpreed.com


VIA EDGAR CORRESPONDENCE AND FEDEX


United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC  20549
Attention: Ms. Christina DiAngelo

Re:  Principled Equity Market Fund (the "Fund")(811-8492/333-78256)


Dear Ms. DiAngelo:

This letter is in response to your comments communicated to me by telephone on September 15, 2010 and by e-mail on October 6, 2010 regarding the above-referenced Fund's most recent annual and semi-annual reports and my prior correspondence.


1. As an initial matter and as discussed, I would like to clarify a statement from my previous correspondence regarding the Fund's issuance of 1.542 shares in November of 2005. From further discussions with the Fund, I understand that such issuance was the Fund's most recent issuance of shares other than through its dividend reinvestment plan. As indicated in the Fund's financial statements, the only issuances of shares since then have occurred solely through the Fund's dividend reinvestment plan.

2. As we discussed, the Fund filed a registration statement in 2001 with respect to 750,000 additional shares of the Fund, with such shares offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. The Fund worked in close consultation with the Commission's staff in preparing and filing that registration statement, and the applicable registration fee of $2,574 with respect to the additional registered shares was paid by the Fund and accepted in November 2001. The Commission issued an Order declaring that registra-tion statement to be effective in 2001. The Fund also had ongoing conversations with the staff in subsequent years with respect to this registration statement, and annually amended the registration statement by filing (via Form 497s) updated financial information in Form N-2A's. The Fund believes that this registration statement, as updated, was effective and available to cover all shares of the Fund issued outside of the dividend reinvestment plan through 2005.

3. Notwithstanding the availability of an effective registration statement, however, the Fund believes that the limited number of share sale transactions that occurred during and after 2002 were private sales to existing shareholders exempt from registration.

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United States Securities and Exchange Commission
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4.      The Fund would also like to note that in addition to its interaction with the staff in filing and annually updating its registration statement, the Fund has been examined by the staff on multiple occasions, including the most recent exam in October, 2008 of the Fund and its transfer agent, with few deficiencies noted or corrective actions requested. Further, the Fund is not aware of any shareholder complaints (regarding purchases of shares or otherwise) or other compliance-related matters affecting shareholders.

5. The Fund reconfirms that all share repurchases were approved by the Fund's Board.

6. Reference was made to the Fund's December 31, 2009 annual report and the table therein indicating certain share repurchases made by the Fund that were in addition to the number of shares approved for repurchase by the Fund's directors in March of 2009 equal to 5% of the shares outstanding. You asked the Fund for additional detail regarding these subsequent repurchases, including clarifying the Board's approval of the additional repurchases.
        Prior to the repurchase plan approved by the Board commencing on March 1, 2009 of up to 5% of the outstanding shares as of such date, equal to 110,546 shares, the Board had approved a repurchase in January, 2009 of up to 5% of the Fund's shares outstanding as of December 31, 2008, equal to 110,560 available shares. The Fund's June, 2009 report mistakenly referred to the number of shares available for repurchase under the prior plan's December 31, 2008 effective date, rather than the number subsequently approved as of March 1, 2009. This error was corrected in the December 31, 2009 report, which reflected the 110,546 shares then most recently available for repurchase. The Fund has filed an amendment to correct the June, 2009 report.

7. The Fund will include in its next annual and semi-annual reports the information you referred to in instruction 6(c) and (d) of Item 24 of Form N-2 relating to voting proxies and procedures and the availability of proxy voting records.

8. The information required by instruction 6(e) to Item 24 regarding the board's approval of the fund's investment advisory contract, which has been set forth in a different annual filing, will be set forth in each of the Fund's annual and semi-annual reports with respect to such approvals occurring in the Fund's most recent fiscal half-year immediately preceding such filing.


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United States Securities and Exchange Commission
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9.      The Fund will provide the additional detail referred to in the financial statements regarding the trustees and their terms, other directorships, and other related information, including the statement referred to in instruction 4.f. of Item 24 (also previously included in a different annual filing).

10. The additional information referred to in Rule 8b-16, including with respect to the Fund's dividend investment plan, will be included in the Fund's next annual report.

11. Reference was made to Item 4(e)(2) of Form N-CSR and the Fund's disclosure that the audit committee has pre-approved 100 percent of the relevant services. You indicated that the Fund should amend that disclosure to instead indicate the percentage of such services for which the pre-approval requirement was waived.

12. The disclosures set forth in Item 24, Instruction 6b will be included in the Fund's next filing on Form N-CSR.

    On behalf of the Fund, we acknowledge that : (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    I trust that the foregoing accurately reflects your comments. Please let me know if there are any necessary clarifications.


                                                 Very truly yours,

                                                 /s/ PETER K. BLUME
                                                 Peter K. Blume

PKB/jlm
Cc:     John Grzeskiewicz, Esq.
        Christopher Williams
        David Putnam
        Jonathan M. Fingeret, Esq.
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